UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 2003

                         INNOVA, S. de R.L. de C.V.
           ------------------------------------------------------
              (Translation of registrant's name into English)

       Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
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                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F       |X|                    Form 40-F      |_|

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes       | |                             No     |X|



     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .)
                                                 -----


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                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INNOVA, S. de R.L. de C.V.
                                          ---------------------------------
                                                   (Registrant)


Dated:  April 29, 2003                    By     /s/  Carlos Ferreiro Rivas
                                            -------------------------------
                                          Name:   Carlos Ferreiro Rivas
                                          Title:  Chief Financial Officer

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